UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of Company’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Nasdaq Notification Regarding Minimum Bid Price Deficiency

On March 26, 2026, Tantech Holdings Ltd (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that the minimum closing bid price per share for its Class A common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A common shares, and the shares will continue to trade uninterrupted under the symbol “TANH.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 22, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to September 22, 2026 in order to regain compliance.

In the event the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

On March 31, 2026, the Company issued a press release entitled “Tantech Receives NASDAQ Notification Regarding Minimum Bid Requirements.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exchange Agreement

On March 24, 2026, the Company entered into an exchange agreements with Streeterville Capital, LLC (“Streeterville”). Pursuant to the agreement, the parties agreed to partition a new promissory note (the “New Note”) from the promissory note the Company issued to Streeterville on August 1, 2024, in the original principal amount of $2,160,000.00, and to exchange the partitioned New Note for the Company’s Class A common shares. Pursuant to the agreement, the Company exchanged the New Note in the principal amount of $45,000.00 for 74,478 Class A common shares on March 26, 2026. The issuance of the above-referenced Class A common shares of the Company was pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing descriptions of the exchange agreement are summaries of certain material terms of the agreement and are qualified in their entirety by reference to the exchange agreement, in the form attached hereto as Exhibit 10.1.

Exhibits

The following document is filed herewith:

EXHIBIT INDEX

Exhibits No.	Description
10.1	Form of Exchange Agreement with Streeterville Capital, LLC dated March 24, 2026
99.1	Press release dated March 31, 2026, entitled “Tantech Receives NASDAQ Notification Regarding Minimum Bid Requirements.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 31, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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